UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

RELYPSA, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

759531106

(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP IV LLC
Samuel D. Isaly

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 759531106	Page 2 of 12 Pages

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,941,551
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,941,551
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,941,551
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.48%*
14		TYPE OF REPORTING PERSON (See Instructions) IA
_____________________________
*This percentage is calculated based upon 29,692,299 shares of the Issuer’s Common Stock (defined below) outstanding, which includes the exercise in full by the underwriters of the Issuer’s initial public offering of their option to purchase 1,027,500 newly issued Common Stock acquired in the Issuer’s initial public offering, as set forth in the Issuer’s Form S-1 filed with the SEC (defined below) on November 14, 2013.

SCHEDULE 13D

CUSIP No. 759531106	Page 3 of 12 Pages

1		NAME OF REPORTING PERSONS OrbiMed Capital GP IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,941,551
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,941,551
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,941,551
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.48%*
14		TYPE OF REPORTING PERSON (See Instructions) OO
_________________________
*This percentage is calculated based upon 29,692,299 shares of the Issuer’s Common Stock outstanding, which includes the exercise in full by the underwriters of the Issuer’s initial public offering of their option to purchase 1,027,500 shares of newly issued Common Stock acquired in the Isser’s inital public offering, as set forth in the Issuer’s Form S-1 filed with the SEC on November 14, 2013.

SCHEDULE 13D

CUSIP No. 759531106	Page 4 of 12 Pages

1		NAME OF REPORTING PERSONS Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,941,551
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,941,551
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,941,551
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.48%*
14		TYPE OF REPORTING PERSON (See Instructions) IN
____________________________
*This percentage is calculated based upon 29,692,299 shares of the Issuer’s Common Stock outstanding, which includes the exercise in full by the underwriters of the Issuer’s initial public offering of their option to purchase 1,027,500 shares of newly issued Common Stock aquired in the Issuer’s initial public offering, as set forth in the Issuer’s Form S-1 filed with the SEC on November 14, 2013.

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock of Relypsa, Inc. (the “Common Stock”), a corporation organized under the laws of the state of Delaware (the “Issuer”), with its principal executive offices located at 700 Saginaw Drive, Redwood, California 94063.  The Common Stock is listed on the NASDAQ National Market under the ticker symbol “RLYP.”  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)               This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP IV LLC (“GP IV”), a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c)               Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP IV, which is the sole general partner of OrbiMed Private Investments IV, LP (“OPI IV”), which holds shares of Common Stock, as more particularly described in Item 3 below.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP IV has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Isaly, a natural person, owns a controlling interest in Advisors.

The directors and executive officers of Advisors and GP IV are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(d) – (e)               During the last five years, neither the Reporting Persons nor any Person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)               Isaly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On and prior to the close of September 3, 2010, Advisors and GP IV, pursuant to their authority under the limited partnership agreement of OPI IV, as more particularly referred to in Item 6 below, caused OPI IV to purchase 22,288,535 shares of Series B-1 Preferred Stock of the Issuer, which on and prior to the close of November 13, 2013 underwent a reverse split on a 1-for-17.2 basis, for no additional consideration.  Immediately prior to the closing of the Issuer’s initial public offering, each share of Series B-1 Preferred Stock automatically converted into 1.47 shares of Common Stock.

On and prior to the close of July 28, 2011, Advisors and GP IV, pursuant to their authority under the limited partnership agreement of OPI IV, as more particularly referred to in Item 6 below, caused OPI IV to purchase 32,778,090 shares of Series B-2 Preferred Stock of the Issuer, which on and prior to the close of November 13, 2013 underwent a reverse split on a 1-for-17.2 basis, for no additional consideration.   Immediately prior to the closing of the Issuer’s initial public offering, each share of Series B-2 Preferred Stock automatically converted on a 1-for-1 basis into Common Stock.

On and prior to the close of July 26, 2012, Advisors and GP IV, pursuant to their authority under the limited partnership agreement of OPI IV, as more particularly referred to in Item 6 below, caused OPI IV to purchase 39,534,346 shares of Series C-1 Preferred Stock of the Issuer, which on and prior to the close of November 13, 2013 underwent a reverse split on a 1-for-17.2 basis, for no additional consideration. Immediately prior to the closing of the Issuer’s initial public offering, each share of Series C-1 Preferred Stock automatically converted on a 1-for-1 basis into Common Stock.

On and prior to the close of September 24, 2012, Advisors and GP IV, pursuant to their authority under the limited partnership agreement of OPI IV, as more particularly referred to in Item 6 below, caused OPI IV to purchase: (i) 10,676,328 shares of Series C-1 Preferred Stock of the Issuer, which on and prior to the close of November 13, 2013 underwent a reverse split on a 1-for-17.2 basis, for no additional consideration and (ii) warrants to purchase 21,352,656 shares of Series C-1 Preferred Stock, which on and prior to the close of November 13, 2013 underwent a reverse split on a 1-for-17.2 basis, for no additional consideration.  Immediately prior to the closing of the Issuer’s initial public offering: (i) each share of Series C-1 Preferred Stock automatically converted on a 1-for-1 basis into Common Stock and (ii) warrants to purchase shares of Series C-1 Preferred Stock were automatically converted on a 1-for-1 basis into warrants to purchase shares of Common Stock.

On and prior to the close of November 30, 2012, Advisors and GP IV, pursuant to their authority under the limited partnership agreement of OPI IV, as more particularly referred to in Item 6 below, caused OPI IV to purchase: (i) 1,514,850 shares of Series C-1 Preferred Stock of the Issuer, which on and prior to the close of November 13, 2013 underwent a reverse split on a 1-for-17.2 basis, for no additional consideration and (ii) warrants to purchase 3,029,700 shares of Series C-1 Preferred Stock, which on and prior to the close of November 13, 2013 underwent a reverse split on a 1-for-17.2 basis, for no additional consideration.  Immediately prior to the closing of the Issuer’s initial public offering: (i) each share of Series C-1 Preferred Stock automatically converted on a 1-for-1 basis into Common Stock and (ii) warrants to purchase shares of Series C-1 Preferred Stock were automatically converted on a 1-for-1 basis into warrants to purchase shares of Common Stock.

On and prior to the close of October 9, 2013, Advisors and GP IV, pursuant to their authority under the limited partnership agreement of OPI IV, as more particularly referred to in Item 6 below, caused OPI IV to purchase: (i) 11,936,659 shares of Series C-2 Preferred Stock of the Issuer, which on and prior to the close of November 13, 2013 underwent a reverse split on a 1-for-17.2 basis, for no additional consideration and (ii) warrants to purchase 5,626,696 shares of Series C-2 Preferred Stock, which on and prior to November 13, 2013 underwent a reverse split on a 1-for-17.2 basis, for no additional consideration.  Immediately prior to the closing of the Issuer’s initial public offering: (i) each share of Series C-2 Preferred Stock automatically converted on a 1-for-1 basis into Common Stock and (ii) warrants to purchase shares of Series C-2 Preferred Stock were automatically converted on a 1-for-1 basis into warrants to purchase Common Stock.

On November 14, 2013, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) by the Issuer (SEC File No. 333-191437) in connection with its initial public offering of 7,877,500, which includes the exercise in full by the underwriters of the offering of their option to purchase 1,027,500 shares of Common Stock in the Issuer’s initial public offering, was declared effective.

The closing of the offering took place on November 20, 2013, and at such closing Advisors and GP IV, pursuant to their authority under the limited partnership agreements of OPI IV, as more particularly referred to in Item 6 below, caused OPI IV to: (i) purchase 712,192 shares of Common Stock at the initial public offering price of $11.00 per share and (ii) exercise 1,744,711 warrants on a cashless basis to purchase 1,717,429 shares of Common Stock at a strike price of $0.17.

The source of funds for such purchases was the working capital of OPI IV and capital contributions made to OPI IV.

As a result of the transactions described in this Item 3, the Reporting Persons may be deemed to be the beneficial owners of approximately 33.48% of the outstanding shares of Common Stock.  GP IV, as the general partner of OPI IV, may be deemed to be the beneficial owner of approximately 33.48% of the shares of Common Stock.  Advisors, as the managing member of GP IV, may be deemed to be the beneficial owner of approximately 33.48% of the shares of Common Stock.  Isaly, as the owner of a controlling interest in Advisors, may be deemed to be the beneficial owner of approximately 33.48% of the shares of Common Stock.  None of the Reporting Persons have acquired or disposed of any additional shares of Common Stock since November 20, 2013.

Item 4.	Purpose of Transaction

The Reporting Persons caused OPI IV to aquire shares of the Issuer for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OPI IV.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)               As of the date of this filing, Advisors, GP IV and Isaly may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock described in Item 3 above.  Based upon information contained in the most recent available filing by the Issuer with the SEC, such Common Stock constitutes approximately 33.48% of the issued and outstanding shares of Common Stock.  Advisors, pursuant to its authority as the sole managing member of GP IV, the sole general partner of OPI IV, may be deemed to indirectly beneficially own the shares of Common Stock held by OPI IV.   GP IV, pursuant to its authority as the general partner of OPI IV, may be deemed to indirectly beneficially own the shares of Common Stock held by OPI IV.  Isaly, pursuant to his authority as the managing member of Advisors and owner of a controlling interest in Advisors, pursuant to its limited liability company agreement, may also be deemed to indirectly beneficially own the shares of Common Stock attributable to Advisors.  As a result, Isaly, Advisors and GP IV share the power to direct the vote and to direct the disposition of the shares of Common Stock described in Item 3 above.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the shares during the past sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, GP IV is the sole general partner of OPI IV, pursuant to the terms of the limited partnership agreement of OPI IV. Advisors is the sole managing member of GP IV, pursuant to the terms of the limited liability company agreement of GP IV.  Pursuant to these agreements and relationships, Advisors and GP IV have discretionary investment management authority with respect to the assets of OPI IV.  Such authority includes the power of GP IV to vote and otherwise dispose of securities purchased by OPI IV.  The number of outstanding shares of Common Stock attributable to OPI IV is 9,941,551 shares of Common Stock.  Advisors may be considered to hold indirectly 9,941,551 shares of Common Stock, and GP IV may be considered to hold indirectly 9,941,551 shares of Common Stock.

Jonathan Silverstein (“Silverstein”), a member of Advisors, has been a member of the Board of Directors of the Issuer since August 2010, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  On July 24, 2013, Silverstein was the recipient of a grant of options to purchase 10,140 shares of Common Stock.  From time to time, Silverstein may receive additional stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with the Reporting Persons, Silverstein is obligated to transfer any shares of Common Stock issued under any such stock options or other awards to the Reporting Persons, which will distribute such Shares to OPI IV.

Lock-up Agreement

In connection with OPI IV's purchase of 712,192 shares of newly issued Common Stock in the inital public offering, Morgan Stanley & Co. LLC (“Morgan Stanley”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Cowen and Company, LLC and OPI IV entered into a Lock-Up Agreement (the “Lock-Up Agreement”). The Lock-Up Agreement provides that, subject to limited exceptions, without the prior written consent of each of Morgan Stanley and Merrill Lynch, OPI IV will not for a period of 180 days from the date of the Issuer’s prospectus relating to its initial public offering (the “Lock-Up Period”) (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Act), by OPI IV or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.

After the Lock-Up Agreement expires, OPI IV’s shares of Common Stock will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) and other applicable United States securities laws. OPI IV, along with other holders of approximately 22.0 million shares of the Issuer’s Common Stock, or approximately 76.7% of the total outstanding Common Stock as of October 10, 2013, will be entitled to rights with respect to the registration of their shares, subject to vesting schedules and to certain other lock-up agreements. Registration of these shares would result in the shares becoming freely tradable without restriction, except for shares purchased by affiliates.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is filed as Exhibit 2 and incorporated herein by reference.

Second Amended and Restated Investor Rights Agreement

OPI IV and certain other stockholders of the Issuer entered into a second amended and restated investor rights agreement with the Issuer (“Investor Rights Agreement”) in connection with the purchase of the Issuer’s convertible preferred stock. Pursuant to the Investor Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

After the expiration of the 180-day period following the completion of the Issuer’s initial public offering, the holders of at least 55% of the shares covered by the Investor Rights Agreement (including shares issuable upon exercise of warrants), or their transferees, can, on not more than two occasions, request that the Issuer register all or a portion of their shares. Such request for registration must cover a number of shares with an anticipated aggregate offering price of at least $10.0 million. The Issuer will not be required to effect a demand registration during the 180 days following the effectiveness of a company-initiated registration statement relating to an initial public offering of its securities, provided that the Issuer has complied with certain notice requirements to the holders of these shares.

Piggyback Registration Rights

The Investor Rights Agreement further provides that, in the event that the Issuer determines to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the stockholders who are party to the Investor Rights Agreement, including OPI IV, will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. These rights do not apply with respect to a registration related to employee benefit plans, the offer and sale of debt securities, or corporate reorganizations or certain other transactions.

Form S-3 Registration Rights

After the expiration of a 180-day period following the completion of the Issuer’s initial public offering, the stockholders who are party to the Investor Rights Agreement, including OPI IV, will be entitled to make a written request that the Issuer register their shares on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $2.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3, subject to specified exceptions.

Expenses of Registration

The Issuer will pay the registration expenses of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registration rights described above.

Termination of Registration Rights.

OPI IV’s demand, piggyback and Form S-3 registration rights described above generally will terminate upon the earlier of: (i) the date three years following the Issuer’s initial public offering; or (ii) such time as the Issuer has completed its initial public offering and all Registrable Securities, as further defined in the Investor Rights Agreement, of the Issuer held by OPI IV may be sold pursuant to Rule 144 during any ninety (90) day period.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, a copy of which is filed as Exhibit 3 and incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP IV LLC and Samuel D. Isaly
2.	Form of Lock-Up Letter Agreement
3.	Second Amended and Restated Investor Rights Agreement

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 2, 2013

OrbiMed Advisors LLC a Delaware Limited Liability Company

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Capital GP IV LLC a Delaware Limited Liability Company

By:	OrbiMed Advisors LLC A Delaware Limited Liability Company and its Managing Member

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Michael B. Sheffery	Member	Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP IV LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP IV LLC and Samuel D. Isaly
2.	Form of Lock-Up Letter Agreement
3.	Second Amended and Restated Investor Rights Agreement